FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 15, 2005

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled “ABN AMRO receives approval from CONSOB for its cash offer for Banca Antonveneta”, dated April 14, 2005.
2.	Press release entitled “ABN AMRO announces preliminary first quarter results; net profit approximately EUR 890 mln”, dated April 15, 2005.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: April 15, 2005	By:	/s/ H.W. Nagtglas Versteeg

		Name:	Mr H.W. Nagtglas Versteeg
		Title:	Member of the Managing Board

	By:	/s/ R.P. Bruens

		Name:	R.P. Bruens
		Title:	Head of Investor Relations

Item 1

Amsterdam / Milan, 14 April 2005

ABN AMRO receives approval from CONSOB for its cash offer for Banca Antonveneta

ABN AMRO announces that it has received approval today by CONSOB, the Italian stock market authority, to publish the offering document for the cash offer for all ordinary shares of Banca Antonveneta.

As announced on 30 March 2005, ABN AMRO will offer the shareholders of Banca Antonveneta EUR 25 per share in cash.

ABN AMRO intends to publish the offering document by the end of next week.

ABN AMRO continues its strong support for Banca Antonveneta and its management, providing it with the stability required for the implementation of its business plan.

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Press enquiries: + 31 20 6288900

* * *

This press release it is not intended to be an offer to acquire securities. No acceptances may be made before the start of the offering period. The acceptances are entirely governed by the provisions of the offering document.

This press release cannot be sent or distributed in the United States of America or in any other state in which such transmission is not allowed absent an authorization by the relevant authority.

The offer is being promoted exclusively in Italy. Tendering the shares to the offer by persons resident in countries other than Italy may be subject to specific obligations or restrictions of a legal or regulatory nature. It is the exclusive responsibility of the addressees of the offer to comply with such rules and, therefore, prior to the subscription, they must ascertain the existence and enforceability of such rules, by enquiring with their advisers.

The offer has not been and will not be launched in the United States of America, or its territories and possessions, or any of its other territories that are under the jurisdiction of the United States of America, and is not targeted to any “U.S. persons” (as defined under the Regulation S issued by the Securities and Exchange Commission under the Securities Act of 1933, as amended) by using postal services or any other channel of communication or international trade (including, by way of example, but not limited to, the postal network, fax, telex, e-mail, telephone and Internet) or via any of the regulated national markets of the United States of America or in any other manner. The offer may not be accepted through such channels or tools in or from the United States of America.

No “U.S. persons” or any person acting on their behalf or for their benefit may tender shares to the offer. No copy of this press release and/or the offering document and/or copy of any other document that the offeror has issued or will issue in relation to the offer has been, or shall be, sent or transmitted in any manner, or in any way distributed in the United States of America. Anybody who receives this press release and/or the offering document and/or any other document published by the offeror in relation to the offer (including, by way of example, but not limited to, receivers, fiduciaries and trustees) may not distribute these documents or send them (including via the postal service or any other channel of communication or international trade) from and to the United States of America. Anybody in possession of the aforementioned documents must refrain from distributing them, sending them or transferring them to or from the United States of America, and must also refrain from using means of communication or international trade in the United States of America for any purpose associated with the offer.

This press release and/or the offering document are not and must not be construed as an offer to persons residing in the United States of America. By signing the acceptance form, an acceptant shareholder will acknowledge, represent and agree that it is not a person within the United States of America, or U.S. person acting for the account or benefit of a person within the United States of America or U.S. person. The offeror shall accept only acceptances to the offer that entirely conform to the abovementioned restrictions and shall not accept acceptances to the offer made in violation of the abovementioned restrictions, such acceptances being deemed invalid and ineffective.

Item 2

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835

This press release is also available on the internet: www.abnamro.com

Amsterdam, 15 April 2005

ABN AMRO announces preliminary first quarter results; net profit approximately EUR 890 mln

ABN AMRO today announces preliminary first quarter results following the 30 March 2005 update on recent developments that accompanied the announcement of the planned acquisition of Banca Antonveneta. The update had been based on confirmed results for January and February 2005 and a forecast for March. With the additional information subsequently available, ABN AMRO now expects first quarter operating result and net profit to be higher than the forecasts on 30 March 2005.

ABN AMRO expects the operating result for the first quarter of 2005 to be approximately EUR 1,340 mln compared with EUR 1,331 mln under International Financial Reporting Standards (IFRS) in the first quarter of 2004. The operating result for the first quarter of 2004 excludes results from discontinued operations, such as LeasePlan and the Bank of Asia, as these are now a separate line under IFRS. Net profit for the first quarter 2005 is expected to be approximately EUR 890 mln compared with EUR 825 mln under IFRS in the first quarter of 2004. It should be noted that results in the first quarter of 2004 include EUR 115 million in proceeds from the sale of the stake in Bank Austria.

The higher than expected results compared with the 30 March forecast are due to higher results in the SBU Consumer & Commercial Clients, the SBU WCS and the BU Private Equity.

Consumer & Commercial Clients
Net profit in the BU NL, BU Brazil and BU North America (BU NA) will be higher than that anticipated on 30 March. The higher net profit in the BU NA is partly due to positive hedge ineffectiveness.

WCS
WCS benefited from improved proprietary trading results on the back of favourable euro and US dollar yield curve developments during the last few days of March as well as higher other results. Consequently, the operating result for WCS for the first quarter 2005 will decline less than previously expected.

Decisions on required provisioning were made by the Group Risk Committee in its meeting on 11 April, leading to a higher release of provisions than those forecast on 30 March. The total provisioning is a net release of approximately EUR 60 mln which will lead to a net profit for WCS for the first quarter of 2005 of approximately EUR 55 mln versus the break-even result previously anticipated.

BU Private Equity
The performance of the BU Private Equity is expected to be higher than that anticipated on 30 March. Net profit is expected at approximately EUR 100 mln for the first quarter due to a greater than expected impact from the fair valuation of holdings calculated in accordance with IFRS at the end of the quarter.

From 1 January 2005, ABN AMRO’s financial results are being published in accordance with IFRS.
ABN AMRO will publish its final first quarter results on 27 April 2005 at 7:00 a.m. CET.

Press contacts: +31 20 6288900
Investor relations contacts: +31 20 6287835

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